UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2


Read instructions at end of Form before preparing Form.  Please print or type.

1.    Name and address of issuer:

      The Dreyfus Socially Responsible Growth Fund, Inc.
      200 Park Avenue
      New York, NY  10166

2.    The name of each series or class of securities for which this Form is filed (If the
      form is being filed for all series and classes of securities of the issuer, check the
      box but do not list series or classes):    [  X  ]


3.    Investment Company Act File Number:  811-7044

      Securities Act File Number:  33-49014

4(a). Last day of fiscal year for which this notice is filed:

         December 31, 2005

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
      the end of the issuer's fiscal year).  (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.


4(c). [   ] Check box if this is the last time the issuer will be filing this Form.
**Initial Shares**
5.    Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the        $ 6,582,139
            fiscal year pursuant to section 24(f):                    --------------

      (ii)  Aggregate price of securities redeemed or          $   6,057,754
            repurchased during the fiscal year:                      --------------

      (iii) Aggregate price of securities redeemed or          $    -0-
            repurchased during any PRIOR fiscal year ending no        --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv)  Total available redemption credits [add Items 5(ii)        -$ 6,057,754
            and 5(iii):                                               --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)        $   524,385
            [subtract Item 5(iv) from Item 5(i)]:                      --------------


      (vi)  Redemption credits available for use in future        $    0
            years -- if Item 5(i) is less than Item 5(iv)              --------------
            [subtract Item 5(iv) from Item 5(I)]:

```
         (vii) Multiplier for determining registration fee (See        X   .000107
               Instruction C.9):                                        --------------


         (viii) Registration fee due (multiply Item 5(v) by Item      =$ 56.11
                5(vii) (enter "0" if no fee is due):                   ==============


6.       If the response to item 5(i) was determined by deducting an amount of securities that
         were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
         before October 11, 1997, then report the amount of securities (number of shares or
         other units) deducted here: -0-.  If there is a number of shares or other units that
         were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
         for which this form is filed that are available for use by the issuer in future fiscal
         years, then state that number here: -0-.

7.       Interest due -- if this Form is being filed more than 90 days after the end of the
         issuer's fiscal year (See Instruction D):
                                                                    +$    N/A
                                                                    -------------

8.       Total of the amount of the registration fee due plus any interest due [line 5(viii)
         plus line 7]:
                                                                    =$    56.11
                                                                    =============
```

**Service Shares**

```
5.       Calculation of registration fee:

         (I)  Aggregate sale price of securities sold during the        $  0
              fiscal year pursuant to section 24(f):                    ---------------

         (ii) Aggregate price of securities redeemed or            $  0
              repurchased during the fiscal year:                  ---------------

         (iii) Aggregate price of securities redeemed or           $   -0-
               repurchased during any PRIOR fiscal year ending no  ---------------
               earlier than October 11, 1995 that were not
               previously used to reduce registration fees payable
               to the Commission:

         (iv) Total available redemption credits [add Items 5(ii)      -$   0
              and 5(iii):                                               --------------

         (v)  Net Sales - if Item 5(I) is greater than Item 5(iv)       $  0
              [subtract Item 5(iv) from Item 5(i)]:                     --------------


         (vi) Redemption credits available for use in future       $(   0  )
              years -- if Item 5(i) is less than Item 5(iv)        ---------------
              [subtract Item 5(iv) from Item 5(I)]:

         (vii) Multiplier for determining registration fee (See        x   .000107
               Instruction C.9):                                        --------------


         (viii) Registration fee due (multiply Item 5(v) by Item      =$    0
                5(vii) (enter "0" if no fee is due):                   ==============


6.       If the response to item 5(i) was determined by deducting an amount of securities that
         were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
         before October 11, 1997, then report the amount of securities (number of shares or
         other units) deducted here: -0-.  If there is a number of shares or other units that
         were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
         for which this form is filed that are available for use by the issuer in future fiscal
         years, then state that number here: -0-.
```

7.    Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                            +$    N/A
                                                                               -------------

8.    Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                            =$       0
                                                                               =============

**TOTAL FOR ALL:**                                                          **=$ 56.11**
                                                                               **=============**

9.    Date the registration fee and interest payment was sent to the Commission's lockbox depository:


            Method of Delivery:


                        [  X  ]  Wire Transfer
                        [     ]  Mail or other means


                              SIGNATURES


      This report has been signed below by the following person on behalf of the issuer and in the capacity and on the date indicated.


      By (Signature and Title)*
                              /s/ Jeff Prusnofsky
                              Jeff Prusnofsky, Assistant Secretary


      Date: March 28, 2005


* Please print the name and title of the signing officer below the signature.